

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 29, 2019

Christiana Stamoulis
Chief Financial Officer
Incyte Corporation
1801 Augustine Cut-Off
Wilmington, DE 19803

   Re: Incyte Corporation
     Form 10-K for Fiscal Year Ended December 31, 2018
     Filed February 14, 2019
     Form 10-K for Fiscal Year Ended December 31, 2017
     Filed February 15, 2018
     File No. 001-12400

Dear Ms. Stamoulis:

  We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

          Sincerely,

          Division of Corporation Finance
          Office of Beverages, Apparel and Mining